September 9, 2013

VIA EMAIL AND EDGAR

Attn: Ms. Mara L. Ransom, Assistant Director

Mr. Dietrich King, Legal Branch Chief

Ms. Jennifer Lopez, Staff Attorney

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

LopezMolinaJ@SEC.GOV

Re:	Fuelstream Inc.

Form RW-WD Withdrawal of Request for Withdrawal of Registration Statement on Form S-1

Filed January 23, 2013

File No. 333-186142

Dear Mesdames Ransom and Lopez and Mr. King:

Fuelstream, Inc. a company organized under the laws of the State of Delaware (the “Company”) hereby requests that its Rule 477 withdrawal request dated September 5, 2013, filed with the Securities and Exchange Commission be withdrawn.

Should you have any questions regarding this request for withdrawal, please contact Kenneth I. Denos of Kenneth I. Denos, P.C. by telephone at (801) 816-2511.

Very truly yours,

/s/ Robert Catala

Chief Executive Officer